EXHIBIT 99.1

                               November 25, 2003


                     NOTICE OF QUARTERLY REPURCHASE OFFER



Dear Limited Partner:

Enclosed is your response form for the BMO Partners Fund's quarterly repurchase offer, this is your opportunity to sell your units at their net asset value. If you do not wish to sell any units this quarter, no response is necessary.

This quarter, the Fund is offering to repurchase up to 25% of the outstanding units. The initial net asset value per unit, or "NAV", of the Fund on the filing date (May 9, 2000) was $10.000. The NAV on June 30, 2000 was $10.349 per unit, on June 30, 2001 was $10.092, on June 30, 2002 was $8.565, and on June 30, 2003 was $8.610. The amount that the Fund will actually pay for your units will be the NAV on December 31, 2003. The NAV fluctuates daily, and the NAV on December 31 could be lower than the NAV on the date you submit your repurchase request. During the five business days preceding December 17, you may obtain the Fund's current NAV by calling Jonathan D. Gross at 212-661-2640. Payment for units will be made no later than January 8, 2004.

If you would like to submit your units for repurchase, complete the Repurchase Request Form and return it to: BMO Partners Fund LP, 360 Madison Avenue, 20th Floor, Attn: Jonathan D. Gross, New York, NY 10017. We must RECEIVE the completed form by 5 p.m. NY time on December 17, 2003. Neither the Fund nor Beck, Mack & Oliver LLC make recommendations as to whether or not limited partners should sell their units. You may modify or withdraw your repurchase agreement at any time prior to 5 p.m. NY time on December 17, 2003.

If limited partners tender more units than the 25% the Fund is offering to repurchase, the Fund may, but is not obligated to increase the number of units it will repurchase by up to 2% of the units outstanding on December 17, 2003. If the Fund decided not to repurchase the additional 2%, or if the number of units tendered exceeds 25% plus the additional 2%, the Fund will repurchase tendered units on a pro rata basis. The Fund may, however, in its discretion accept all units tendered by persons who own, beneficially or of record, fewer than 100 units and who tender all of their units, before prorating the units tendered by other persons.

Note: The Fund may decide to suspend or postpone this offer: (i) for any period during which any market in which the securities owned by the Fund are principally traded is closed (other than customary weekend and holiday closings) or during which trading in such market is restricted; (ii) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; and (iii) for such other periods as the Securities and Exchange Commission may by order permit for the protection of limited partners of the Fund.

If you have any questions, please call Jonathan D. Gross at 212-661-2640.

Sincerely,

BMO PARTNERS FUND LP